                                        STOLT OFFSHORE S.A.
                               CONSOLIDATED STATEMENTS OF OPERATIONS

--------------------------------------------------------------------------------------------------
                                                       Six months to   Six months to         Year to
                                                             May 31,         May 31,    November 30,
                                                                2002            2001            2001
                                                           Unaudited       Unaudited         Audited

(in thousands, except per share data)                              $             $               $
--------------------------------------------------------------------------------------------------
Net operating revenue                                        627,476         473,076       1,255,938
Operating expenses                                          (582,266)       (449,369)     (1,161,553)
--------------------------------------------------------------------------------------------------
Gross profit - $                                              45,210          23,707          94,385
             - %                                                7.2%            5.0%            7.5%
Equity in net income of non-consolidated joint
  ventures                                                     5,504           4,701          11,655
Administrative and general expenses                          (35,930)        (32,294)        (64,043)
Impairment of Comex trade name                                     -               -          (7,932)
--------------------------------------------------------------------------------------------------
Net operating income/(loss)                                   14,784          (3,886)         34,065
Non-operating (expense)/income
Interest expense                                              (8,574)        (15,913)        (29,271)
Interest income                                                  455             871           2,451
Foreign currency exchange (losses)/gains, net                    (37)            833            (323)
Other income, net                                                834           2,374           2,300
--------------------------------------------------------------------------------------------------
Income/(loss) before income taxes and minority
  interests                                                    7,462         (15,721)          9,222
Income tax benefit/(provision)                                   980          (5,610)        (20,619)
--------------------------------------------------------------------------------------------------
Income/(loss) before minority interests                        8,442         (21,331)        (11,397)
Minority interests                                            (3,374)           (438)         (2,806)
--------------------------------------------------------------------------------------------------
Net income/(loss)                                              5,068         (21,769)        (14,203)
--------------------------------------------------------------------------------------------------
Earnings/(loss) per Common Share
Net income/(loss) per Common Share and Common
Share equivalent
     Basic                                                      0.06           (0.25)          (0.16)
     Diluted                                                    0.06           (0.25)          (0.16)
Weighted average number of Common Shares and
Common Share equivalents outstanding                          Number          Number          Number
   Basic                                                      86,147          87,175          87,201
   Diluted                                                    86,463          87,175          87,201

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements

                                                     STOLT OFFSHORE S.A.
                                                 CONSOLIDATED BALANCE SHEETS



-----------------------------------------------------------------------------------------------------------------------------
                                                                                May 31, 2002    May 31, 2001    November 30,
                                                                                                                        2001
(in thousands)                                                                     Unaudited       Unaudited         Audited
                                                                                           $               $                $
-----------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
Cash and cash equivalents                                                             12,637          16,540           11,670
Restricted cash deposits                                                               1,953           2,629            1,296
Trade receivables                                                                    332,145         310,097          428,601
Inventories and work-in-progress                                          note 3      25,008          23,100           25,424
Receivables due from related parties and short-term advances to
non-consolidated joint ventures                                                       73,929          15,968           61,140
Prepaid expenses and other current assets                                             59,393          43,243           44,836
-----------------------------------------------------------------------------------------------------------------------------
     Total current assets                                                            505,065         411,577          572,967
-----------------------------------------------------------------------------------------------------------------------------
Fixed assets, at cost                                                              1,131,766       1,083,631        1,096,329
Less accumulated depreciation                                                       (357,873)       (274,977)        (316,858)
-----------------------------------------------------------------------------------------------------------------------------
     Total fixed assets, net                                                         773,893         808,654          779,471
-----------------------------------------------------------------------------------------------------------------------------
Deposits and non-current receivables                                                  32,115          40,932           36,192
Investments in and advances to non-consolidated joint ventures                        36,757          42,706           35,529
Deferred taxes                                                                        13,173          17,099           10,386
Goodwill and other intangible assets                                                 119,605         123,199          122,236
Prepaid pension asset                                                                  3,937           3,308            3,482
-----------------------------------------------------------------------------------------------------------------------------
     Total assets                                                                  1,484,545       1,447,475        1,560,263
-----------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------
Current liabilities:
Bank overdrafts                                                                           84               -            5,240
Short-term payables to affiliate                                                         371          14,187            9,482
Current portion of long-term debt and capital lease obligations                           42          23,995           23,653
Short-term funding from affiliate                                         note 4      65,000          30,000                -
Accounts payable and accrued liabilities                                             255,294         276,628          349,440
Accrued salaries and benefits                                                         53,945          29,167           41,515
Other current liabilities                                                             86,703          51,810           65,445
-----------------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                       461,439         425,787          494,775
-----------------------------------------------------------------------------------------------------------------------------
Long-term debt and capital lease obligations                                         380,011         305,044          335,026
Deferred taxes                                                                        16,737          27,268           18,194
Other long-term liabilities                                                           29,742          32,385           39,955
Accrued pension liability                                                              5,526           4,316            4,992
-----------------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                               893,455         794,800          892,942
-----------------------------------------------------------------------------------------------------------------------------
     Minority interests                                                               10,958           2,235            7,299
Commitments and contingencies                                             note 8
-----------------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
Common Shares                                                                        140,486         140,426          140,457
Class B Shares                                                                        68,000          68,000           68,000
Paid-in surplus                                                                      401,787         463,610          463,615
Retained earnings                                                                     57,504          44,870           52,436
Accumulated other comprehensive loss                                                 (32,442)        (66,466)         (64,486)
Less: Treasury Stock                                                      note 5     (55,203)              -                -
-----------------------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                      580,132         650,440          660,022
-----------------------------------------------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity                                    1,484,545       1,447,475        1,560,263
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

                                                      STOLT OFFSHORE S.A.
                                        CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   Accumulated
                                                                                                                         other
                                             Common    Class A     Class B    Treasury     Paid-in   Retained    comprehensive
                                             Shares     Shares      Shares      Shares     surplus   earnings             loss
(in thousands)                                    $          $           $           $           $          $                $
-------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 2000                   45,446     94,860      68,000           -     463,379     66,639          (68,875)
-------------------------------------------------------------------------------------------------------------------------------
Reclassification of Class A
Shares to Common Shares                      94,860    (94,860)          -           -           -          -                -
-------------------------------------------------------------------------------------------------------------------------------
Net loss                                          -          -           -           -           -    (14,203)               -
-------------------------------------------------------------------------------------------------------------------------------
Transition adjustment in respect of
SFAS No.133                                       -          -           -           -           -          -           (2,238)
-------------------------------------------------------------------------------------------------------------------------------
Net gains in respect of derivative
instruments                                       -          -           -           -           -          -            2,238
-------------------------------------------------------------------------------------------------------------------------------
Translation adjustments, net                      -          -           -           -           -          -            4,389
-------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss                                -          -           -           -           -          -                -
-------------------------------------------------------------------------------------------------------------------------------
Exercise of share options                       151          -           -           -         376          -                -
-------------------------------------------------------------------------------------------------------------------------------
Other, net                                        -          -           -           -        (140)         -                -
-------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 2001                  140,457          -      68,000           -     463,615     52,436          (64,486)
-------------------------------------------------------------------------------------------------------------------------------
Repurchase of treasury shares                     -          -           -     (55,203)          -          -                -
-------------------------------------------------------------------------------------------------------------------------------
Consideration in respect of settlement
of ETPM and NKT share price guarantees            -          -           -           -     (61,847)         -                -
-------------------------------------------------------------------------------------------------------------------------------
Net gains in respect of derivative                -          -           -           -           -          -           11,536
instruments
-------------------------------------------------------------------------------------------------------------------------------
Net income                                        -          -           -           -           -      5,068                -
-------------------------------------------------------------------------------------------------------------------------------
Translation adjustments, net                      -          -           -           -           -          -           20,508
-------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                              -          -           -           -           -          -                -
-------------------------------------------------------------------------------------------------------------------------------
Exercise of share options                        29          -           -           -          19          -                -
-------------------------------------------------------------------------------------------------------------------------------
Balance, May 31, 2002                       140,486          -      68,000     (55,203)    401,787     57,504          (32,442)
-------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------
                                                    Total   Comprehensive
                                            shareholders'         Income/
                                                   equity          (loss)
(in thousands)                                          $               $
--------------------------------------------------------------------------
Balance, November 30, 2000                        669,449
--------------------------------------------------------------------------
Reclassification of Class A
Shares to Common Shares                                 -
--------------------------------------------------------------------------
Net loss                                          (14,203)        (14,203)
--------------------------------------------------------------------------
Transition adjustment in respect of
SFAS No.133                                        (2,238)         (2,238)
--------------------------------------------------------------------------
Net gains in respect of derivative
instruments                                         2,238           2,238
--------------------------------------------------------------------------
Translation adjustments, net                        4,389           4,389
--------------------------------------------------------------------------
Comprehensive loss                                      -          (9,814)
--------------------------------------------------------------------------
Exercise of share options                             527
--------------------------------------------------------------------------
Other, net                                           (140)
--------------------------------------------------------------------------
Balance, November 30, 2001                        660,022
--------------------------------------------------------------------------
Repurchase of treasury shares                     (55,203)              -
--------------------------------------------------------------------------
Consideration in respect of settlement
of ETPM and NKT share price guarantees            (61,847)              -
--------------------------------------------------------------------------
Net gains in respect of derivative                 11,536          11,536
instruments
--------------------------------------------------------------------------
Net income                                          5,068           5,068
--------------------------------------------------------------------------
Translation adjustments, net                       20,508          20,508
--------------------------------------------------------------------------
Comprehensive income                                    -          37,112
--------------------------------------------------------------------------
Exercise of share options                              48               -
--------------------------------------------------------------------------
Balance, May 31, 2002                             580,132
--------------------------------------------------------------------------

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements

                                                  STOLT OFFSHORE S.A.
                                         CONSOLIDATED STATEMENTS OF CASH FLOWS

-----------------------------------------------------------------------------------------------------------------------
                                                                         Six months to    Six months to         Year to
                                                                                May 31,         May 31,    November 30,
                                                                                   2002            2001            2001
                                                                              Unaudited       Unaudited         Audited
(in thousands)                                                                        $               $               $
-----------------------------------------------------------------------------------------------------------------------
Net cash provided by/(used in) operating activities                              62,147         (14,034)         16,736
-----------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
Consideration in respect of settlement of ETPM and NKT share price     note 5   (61,847)              -               -
guarantees
Acquisition of subsidiaries, net of cash acquired                                     -               -             (61)
Proceeds from sale of assets                                                        647           4,044           5,590
Purchase of fixed assets                                                        (18,827)        (35,694)        (62,868)
Increase in investments and other non-current financial assets                   (6,945)        (10,281)        (26,089)
-----------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                           (86,972)        (41,931)        (83,428)
-----------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
Net (decrease)/increase in bank overdrafts                                       (5,390)         (1,756)          3,332
Proceeds from issuance of long-term debt, net                                    44,983          39,985          69,985
Repurchase of treasury shares                                          note 5   (55,203)              -               -
(Increase)/decrease in restricted cash deposits securing capital
lease, obligations and accrued taxation liabilities                                (572)          1,421           2,628
Repayment of capital lease obligations                                          (23,610)         (3,453)         (3,845)
Increase in funding from affiliate                                               65,000          30,000               -
Exercise of stock options                                                            48             349             387
-----------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                        25,256          66,546          72,487
-----------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash                                             536            (356)           (440)
-----------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                           967          10,225           5,355

Cash and cash equivalents at beginning of period                                 11,670           6,315           6,315
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                       12,637          16,540          11,670
-----------------------------------------------------------------------------------------------------------------------


The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements

                               STOLT OFFSHORE S.A.
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - The Company

          Stolt Offshore S.A. (the Company), registered in Luxembourg, is a holding company which, through its subsidiaries, is a leading offshore contractor to the oil and gas industry, specializing in technologically sophisticated offshore and subsea engineering, flowline, trunkline and pipeline lay, construction, inspection and maintenance services.

          The Company operates in more than 60 countries worldwide and maintains regional offices in the U.K.; Norway; Asia Pacific; Southern Europe, Africa and the Middle East (SEAME); South America; and North America.


NOTE 2 - Significant Accounting Policies

          The consolidated financial statements of the Company include the financial statements of all majority-owned companies after the elimination of all significant intercompany transactions and balances. The Company accounts for its non-consolidated joint ventures under the equity method. The Company will typically have interests in joint ventures ranging from 25% to 55%. In circumstances where the Company owns more than 50% of the voting interests, but the Company's ability to control the operations of the investee is restricted by significant participating interest of another party to participate in significant decisions made in the ordinary course of business, the investment is accounted for under the equity method in accordance with guidance EITF 96-16.

          The unaudited consolidated financial statements for the six month periods ended May 31, 2002 and May 31, 2001 have been prepared in conformity with the accounting principles generally accepted in the U.S. for interim period financial statements. For further information, reference is made to the consolidated financial statements for the year ended November 30, 2001 and the footnotes related thereto included in the Company's Annual Report on Form 20-F/A filed with the Securities and Exchange Commission from which the November 30, 2001 balances presented herein have been derived.

          The unaudited consolidated financial statements include, in the opinion of management, all adjustments (consisting only of normal recurring items) necessary for a fair presentation of the results for such periods in conformity with generally accepted accounting principles in the U.S. and on a basis consistent with the consolidated financial statements for the year ended November 30, 2001.

          Earnings per share is computed using the weighted average number of Common and Class B Shares and equivalents outstanding during each period. The computations for the six months ended May 31, 2002, and May 31, 2001, and year ended November 30, 2001 are based upon the following outstanding shares:

------------------------------------------------------------------------------------
                                      Six months to    Six months to         Year to
                                            May 31,          May 31,    November 30,
                                               2002             2001            2001
------------------------------------------------------------------------------------
Basic
------------------------------------------------------------------------------------
Common Shares                            69,147,114       70,175,024      70,201,030
------------------------------------------------------------------------------------
Class B Shares                           17,000,000       17,000,000      17,000,000
------------------------------------------------------------------------------------
Total                                    86,147,114       87,175,024      87,201,030
------------------------------------------------------------------------------------
Diluted
------------------------------------------------------------------------------------
Common Shares                            69,463,277       70,175,024      70,201,030
------------------------------------------------------------------------------------
Class B Shares                           17,000,000       17,000,000      17,000,000
------------------------------------------------------------------------------------
Total                                    86,463,277       87,175,024      87,201,030
------------------------------------------------------------------------------------
Basic                                    86,147,114       87,175,024      87,201,030
------------------------------------------------------------------------------------
Potentially dilutive share                  316,163                -               -
options
------------------------------------------------------------------------------------
Diluted                                  86,463,277       87,175,024      87,201,030
------------------------------------------------------------------------------------

          The diluted loss per share for the six months ended May 31, 2001 and year ended November 30, 2001 does not include common share equivalents in respect of share options of 183,800 and 415,941 respectively as their effect would be anti-dilutive. Class B Shares have only 50% of the economic rights of Common Shares. All share data and per share data have been restated to reflect the share reclassification on March 7, 2001 whereby Class A Shares were reclassified to Common Shares on a one-for-one basis.

         Certain amounts within the prior year financial statements have been reclassified to conform with the current year presentation.

NOTE 3 - Inventories and Work-in-Progress

Inventories at May 31, 2002, May 31, 2001 and November 30, 2001 consisted of the following:

---------------------------------------------------------------------------------------------
                                             May 31, 2002    May 31, 2001       November 30,
                                                                                        2001
                                                Unaudited       Unaudited            Audited
(in thousands)                                          $               $                  $
---------------------------------------------------------------------------------------------
Materials and supplies                             15,497          13,594             14,620
Spare parts                                         3,969           3,465              4,281
Work-in progress and mobilizations                  2,571           3,692              4,227
Fuels                                               2,922           2,310              2,237
Other                                                  49              39                 59
---------------------------------------------------------------------------------------------
Inventories and work-in-progress                   25,008          23,100             25,424
---------------------------------------------------------------------------------------------

NOTE 4 - Related Party Debt

          The Company received a short-term loan from Stolt-Nielsen S.A. (SNSA) during May, 2002 of $65.0 million to partly fund the settlement of the minimum share price guarantee given to Groupe Vinci in connection with the acquisition of ETPM S.A. in December 1999. This short-term loan from SNSA bore interest at the market rate and was repaid in full in July 2002.

NOTE 5 - Share Capital

          On February 4, 2000, the Company issued 6,142,857 Class A Shares, which have subsequently been reclassified to Common Shares on a one-for-one basis, as partial consideration to Groupe GTM S.A. for its acquisition of the French offshore construction and engineering company ETPM S.A. Groupe GTM S.A. has subsequently been acquired by Groupe Vinci S.A. The shares had a minimum guaranteed price of $18.50 per share.

          In May 2002, the Company repurchased the above 6,142,857 Common Shares from Vinci SA. The aggregate purchase price paid for the Common Shares and the payment that the Company made in settlement of the associated minimum share price guarantee was $113.6 million.

          On December 7 1999, the Company issued 1,758,242 Class A Shares, which have subsequently been reclassified to Common Shares on a one-for-one basis, to NKT Holdings A/S as partial consideration for its acquisition of the 49% interest in NKT Flexibles I/S. The shares have an average guaranteed price of $14.475 per share.

          In February 2002, the Company repurchased 249,621 shares from NKT Holdings A/S. The aggregate purchase price paid for the Common Shares and the payment to settle the associated minimum share price guarantee was $3.4 million.

          The Company's share purchases are summarized in the following table.

--------------------------------------------------------------------------------------------------------
                                                                    (in         (in          (in
                                                                    thousands)  thousands)   thousands)
                      Guaranteed        Market price    Number of     Treasury   Reduction   Total paid
                           price          on date of       Shares       Shares  of Paid-in
                                          repurchase    purchased                  Surplus
                               $                   $            $            $           $            $
--------------------------------------------------------------------------------------------------------
NKT Holdings A/S           13.65                7.05      249,621        1,760       1,647        3,407
Groupe Vinci S.A.          18.50                8.70    6,142,857       53,443      60,200      113,643
--------------------------------------------------------------------------------------------------------
Total                                                   6,392,478       55,203      61,847      117,050
--------------------------------------------------------------------------------------------------------

NOTE  6 - Segment and related information

          In 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which changed the way the Company reported information about its operating segments.

          The Company has reportable segments based on the geographic distribution of the activities as follows: the Asia Pacific reporting segment includes all activities east of the Indian sub-continent including Australasia; the North America reporting segment includes all activity in Canada, the U.S. and Central America; the Norway reporting segment includes all activities in Scandinavia and the Baltic states; the SEAME reporting segment covers activities in Southern Europe and Africa, India and the Middle East; the South America reporting segment incorporates activities in South America and the islands of the southern Atlantic Ocean; and the U.K. reporting segment includes activities in the U.K., Ireland, Germany, Belgium, The Netherlands and islands in the northern Atlantic Ocean. The Corporate reporting segment includes items that cannot be allocated to one particular region. This region includes the activities of the SHL and NKT joint ventures; Serimer DASA, a contract welding services entity employed both onshore and offshore by pipelay contractors; and Paragon and Litwin, which both provide engineering services for the offshore oil and gas industry.

          The tables below show summarised profit and loss information relating to this disclosure. Balance sheet information has not been disclosed as there has not been a material movement in segmental assets since November 30, 2001.

-----------------------------------------------------------------------------------------------------------------------
For the six months ended May 31,
2002
                                    Asia       North                           South
                                   Pacific    America     Norway     SEAME     America     U.K.    Corporate     Total
(in thousands)                           $          $          $          $         $          $         $            $
-----------------------------------------------------------------------------------------------------------------------
Net operating revenue - external    12,603    124,214     39,013    299,708    26,552     65,103    60,283      627,476
-----------------------------------------------------------------------------------------------------------------------
Net operating revenue - internal       588     24,461     10,584     31,267     6,361     19,345     3,707            -(a)
-----------------------------------------------------------------------------------------------------------------------
(Loss)/income from operations         (683)    (8,915)     3,938     27,271     5,896     (2,124)  (10,599)      14,784
-----------------------------------------------------------------------------------------------------------------------
Interest expense                         -          -          -          -         -          -         -       (8,574)
-----------------------------------------------------------------------------------------------------------------------
Interest income                          -          -          -          -         -          -         -          455
-----------------------------------------------------------------------------------------------------------------------
Foreign exchange loss                    -          -          -          -         -          -         -          (37)
-----------------------------------------------------------------------------------------------------------------------
Other income, net                        -          -          -          -         -          -         -          834
-----------------------------------------------------------------------------------------------------------------------
Income before taxes and minority         -          -          -          -         -          -         -        7,462
interests
-----------------------------------------------------------------------------------------------------------------------
For the six months ended May 31,
2002
                                    Asia       North                            South
                                   Pacific    America     Norway     SEAME     America     U.K.    Corporate     Total
(in thousands)                           $          $          $          $         $          $         $            $
-----------------------------------------------------------------------------------------------------------------------
Net operating revenue - external    10,997     68,171     39,303    242,875    26,258     80,229     5,243      473,076
-----------------------------------------------------------------------------------------------------------------------
Net operating revenue - internal       125     11,395     18,268     25,652     7,660     26,210    10,165            -(a)
-----------------------------------------------------------------------------------------------------------------------
(Loss)/income from operations       (1,237)    (2,967)     6,986      9,252     4,005      6,548   (26,473)      (3,886)
-----------------------------------------------------------------------------------------------------------------------
Interest expense                         -          -          -          -         -          -         -      (15,913)
-----------------------------------------------------------------------------------------------------------------------
Interest income                          -          -          -          -         -          -         -          871
-----------------------------------------------------------------------------------------------------------------------
Foreign exchange gain                    -          -          -          -         -          -         -          833
-----------------------------------------------------------------------------------------------------------------------
Other income, net                        -          -          -          -         -          -         -        2,374
-----------------------------------------------------------------------------------------------------------------------
Loss before taxes and minority           -          -          -          -         -          -         -      (15,721)
interests
-----------------------------------------------------------------------------------------------------------------------
For the six months ended May 31,
2002
                                    Asia       North                            South
                                   Pacific    America     Norway     SEAME     America     U.K.   Corporate     Total
(in thousands)                           $          $          $          $         $          $         $            $
-----------------------------------------------------------------------------------------------------------------------
Net operating revenue - external    39,437    276,681    110,631    520,207    50,472    214,721    43,789    1,255,938
-----------------------------------------------------------------------------------------------------------------------
Net operating revenue - internal     4,255     78,970     36,768     78,311    12,674     53,080     4,567            -(a)
-----------------------------------------------------------------------------------------------------------------------
(Loss)/income from operations          378    (29,312)    10,785     30,210    10,675      4,819     6,510       34,065
-----------------------------------------------------------------------------------------------------------------------
Interest expense                         -          -          -          -         -          -         -      (29,271)
-----------------------------------------------------------------------------------------------------------------------
Interest income                          -          -          -          -         -          -         -        2,451
-----------------------------------------------------------------------------------------------------------------------
Foreign exchange loss                    -          -          -          -         -          -         -         (323)
-----------------------------------------------------------------------------------------------------------------------
Other income, net                        -          -          -          -         -          -         -        2,300
-----------------------------------------------------------------------------------------------------------------------
Income before taxes and minority         -          -          -          -         -          -         -        9,222
interests
-----------------------------------------------------------------------------------------------------------------------

(a) Internal revenues are eliminated on consolidation of the Company's results and are therefore shown in the table as totalling zero.

          Two customers each individually accounted for more than 10% of the Company's revenue in the six months ended May 31, 2002. The revenue from these customers was $171.8 million for the six months and was attributable to the SEAME and North America segments. In the six months ended May 31, 2001, two customers each individually accounted for more than 10% of the Company's revenue. The revenue from these customers was $207.8 million for the six months and was attributable to the Norway, North America, SEAME and UK segments. For the year ended November 30, 2001, two customers each individually accounted for more than 10% of the Company's revenue. The revenue from these customers was $400.7 million and was attributable to the SEAME and North America segments.

NOTE 7 - Revenue Recognition

          Long-term contracts are accounted for using the percentage-of-completion method. Revenue and gross profit are recognized each period based upon the advancement of the work-in-progress, which is based on the ratio of costs incurred to date to the total estimated costs, taking into account the level of physical completion. Where the stage of completion is insufficient to enable a reasonably certain forecast of gross profit to be established, no gross profit is recognized during the period. Provisions for anticipated losses are made in the period in which they become known.

          A major portion of the Company's revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders are commonly billed to the customers in the normal course of business and are recognized as contract revenue only after agreement from the customers has been reached on the scope of work and fees to be charged.

          The financial reporting of the Company's contracts depends on estimates, which are assessed continually during the term of these contracts. Recognized revenues and profits are subject to revisions as the contract progresses to completion, and revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. The net effect on net income/(loss) of significant revisions to contract estimates was $(19.3) million and $(4.3) million for the six-month periods ended May 31, 2002 and May 31, 2001, respectively. The net effect of these revisions on net income/(loss) per share was $(0.22) and $(0.05) for the six month periods ended May 31, 2002 and May 31, 2001, respectively.


NOTE 8 - Commitments and Contingencies

          In the ordinary course of business, the Company is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with Statement of Financial Accounting Standards (SFAS) No.5, "Accounting for Contingencies" if the Company has determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, the Company will provide the lower amount of the range. The provision is subject to uncertainty and no assurance can be given that the amount provided in the financial statements is the amount that will be ultimately settled. The Company results may be adversely affected if the provision proves not to be sufficient. The notable legal claims made against the Company are summarized below.

          Coflexip S.A. has commenced legal proceedings through a U.K. High Court against three of the Company's subsidiaries claiming infringement of a certain patent held by Coflexip relating to flexible flowline laying technology in the U.K. Judgement was rendered on January 22, 1999 and January 29, 1999. The disputed patent was held valid. The Company appealed and the Appeal Court maintained the validity of the patent and broadened its application compared to the High Court Decision. The Company has applied for leave to appeal the Appeal court decision to the House of Lords, which has now been denied. The result of these court decisions is that the flexible lay system on the Seaway Falcon and the process, by which the system lays flexible conduits, has been held to infringe Coflexip's patent in the United Kingdom. During 2001, Coflexip submitted an amended claim for damages claiming lost profits on a total of 15 projects. In addition there is a claim for alleged price depreciation on certain other projects. The claim is approximately for $89 million, up from approximately $14 million claimed previously, plus interest, legal costs and a royalty for each time that the flexible lay system tower on the Seaway Falcon was brought into United Kingdom waters. The Company estimates that the total claim will amount to approximately $115 million. In the alternative, Coflexip claims a reasonable royalty for each act of infringement, interest and legal costs. Coflexip has not quantified this claim, but it will be considerably less than the claim to lost profits. The Company, in consultation with its advisers, has assessed that the range of possible outcomes for the resolution of damages is $1.5 million to $115 million and has determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No. 5, the Company has reserved $1.5 million in the financial statements, this being the lower end of the range. The amount of such liability is nevertheless uncertain and no assurance can be given that the provided amount is sufficient.

         In September 1999, the Company terminated its charter of the ship Toisa Puma for default. The Company is currently in arbitration with the owners, who are contesting that the termination was wrongful. During 2001, the owner has quantified his claim to approximately $8 million. The Company has disputed the magnitude of this claim in relation to lack of instigation, lack of cost savings and lack of actual loss for parts of the claim. In addition, the Company has a counterclaim related to the breakdown of the ship. In consultation with the Company's advisers, the Company has assessed the range of possible outcomes for the resolution of damages with the upper amount being $8.0 million. The Company has determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No. 5, the Company has reserved $2.0 million in the financial statements, an amount to cover the liability for damages, which is at the lower end of the range. The amount of such liability is nevertheless uncertain and no assurance can be given that the provided amount is sufficient.


NOTE 9 - Subsequent Events

          On June 26, 2002, the Company exchanged with SNSA $24.0 million principal amount of outstanding debt (see note 4) owed by the Company to SNSA for 3.0 million Common Shares at an exchange price of $8.00 per share.

          On July 9, 2002, the Company entered into a secured multi-currency, revolving credit facility in the amount of $100 million. The credit facility is a four-year facility, which reduces by $10 million after 18 months and thereafter by $10 million every six months until the termination date. The interest varies between 1.0% and 1.625% above the London Interbank Offer rate depending on the rolling 12 month consolidated ratio of the Company's debt to earnings before interest, taxes, depreciation and amortization. Security has been provided in the form of a first priority mortgage on two vessels. The facility is being used to finance the costs expended in funding the acquisition of the vessels party to the first mortgage and other acquisitions and capital expenditure made since September 2000 or to be made in the future.

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